UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 001-37469
Green Plains Partners LP
(Exact name of registrant as specified in its charter)
1811 Aksarben Drive
Omaha, Nebraska 68106
(402) 884-8700
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Units Representing Limited Partner Interests
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐
Approximate number of holders of record as of the certification or notice date: 2*
*On January 9, 2024, pursuant to that certain Agreement and Plan of Merger, dated as of September 16, 2023, by and among Green Plains Partners LP, a Delaware limited partnership (the "Partnership"), Green Plains Holdings LLC, a Delaware limited liability company and the general partner of the Partnership, Green Plains Inc., an Iowa corporation ("GPRE"), GPLP Holdings Inc., a Delaware corporation and a wholly owned subsidiary of GPRE ("Holdings"), and GPLP Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of Holdings ("Merger Sub"), Merger Sub merged with and into the Partnership, with the Partnership surviving as an indirect wholly owned subsidiary of GPRE. GPRE is subject to the periodic and current reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder. This Form 15 relates solely to the reporting obligations of Green Plains Partners LP under the Exchange Act and does not affect the reporting obligations of GPRE.

Pursuant to the requirements of the Securities Exchange Act of 1934, Green Plains Partners LP has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Green Plains Partners LP

By: Green Plains Holdings LLC, its general partner

Date: January 19, 2024	By:	/s/ Todd A. Becker
Todd A. Becker
President and Chief Executive Officer